Exhibit 2.1

FIFTH AMENDMENT TO

UNIT EXCHANGE AGREEMENT

This Fifth Amendment (this “Amendment”) to Unit Exchange Agreement (as amended and supplemented prior to the date hereof, the “Exchange Agreement”) is made as of May 30, 2018, by and between Kitara Media Corp., a Delaware corporation (“Kitara”), Propel Media, Inc., formerly known as Kitara Holdco Corp., a Delaware corporation (“Holdco”), Propel Media LLC, formerly known as Future Ads LLC, a California limited liability company (“Future Ads”), Lowenstein Enterprises Corporation (“Lowenstein”), Family Trust of Jared L. Pobre, U/A DTD 12/13/2004 (“Pobre Trust”), Newport Holding Trust (“Newport”) and Neptune Capital Trust (“Neptune” and together with Kitara, Holdco, Future Ads, Lowenstein, Pobre Trust and Newport, the “Parties”). Defined terms used herein and not otherwise defined shall have the meanings ascribed to them in the Exchange Agreement.

W I T N E S S E T H:

WHEREAS, the Parties are party to the Exchange Agreement; and

WHEREAS, pursuant to Section 8.3 of the Exchange Agreement, the Exchange Agreement may be amended by a written agreement executed by the Parties; and

WHEREAS, the Parties previously amended certain provisions of the Exchange Agreement in the First Amendment to Unit Exchange Agreement dated as of December 23, 2014, in the Second Amendment to Unit Exchange Agreement dated as of April 29, 2015, in the Third Amendment to Unit Exchange Agreement dated as of January 26, 2016 and in the Fourth Amendment to Unit Exchange Agreement dated as of May 9, 2018; and

WHEREAS, the Parties desire to further amend certain provisions of the Exchange Agreement as set forth herein.

NOW THEREFORE, in consideration of the premises and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1) Amendment to Exchange Agreement.

(a) Section 1.1 of the Exchange Agreement is hereby amended by replacing the definition of “Equity Financing Period” with the following:

““Equity Financing Period” means the period between the Closing Date and the earlier of (i) the Early Equity Termination Date and (ii) June 30, 2023.”

(b) Section 2.3(a) of the Exchange Agreement is hereby amended by replacing it in its entirety with the following:

“(a) On or prior to June 30, 2023, Holdco shall pay to the Transferors, as additional consideration and in accordance with the Consideration Notice, $10,000,000 (the “Additional Consideration”) in cash and/or shares of Holdco Common Stock in accordance with Section 2.3(b); provided, that for purposes of any cross-references contained in the Financing Agreement to the definition of Additional Consideration (as defined in this Agreement), the term “Additional Consideration” shall also include each Available Working Capital Amount (as defined in Section 2.3(b) below).”

(c) Section 2.3(b) of the Exchange Agreement is hereby amended by replacing it in its entirety with the following:

“(b) During the Equity Financing Period, Holdco and its Affiliates shall use their reasonable best efforts to issue additional shares of Holdco Common Stock or other equity securities of Holdco in one or more offerings, pursuant to which Holdco will raise sufficient net proceeds to enable Holdco to pay to the Transferors the remaining Additional Consideration in cash without violation of any express covenants in any loan documents to which Holdco is a party (including with respect to the Debt Financing so long as those obligations remain applicable) (such equity offering or offerings, the “Equity Capital Raise”). As promptly as practicable following completion of each Equity Capital Raise, Holdco shall pay a portion of the net proceeds received from such Equity Capital Raise to the Transferors, unless otherwise instructed by a Transferor, in accordance with the Consideration Notice. With respect to the Equity Capital Raises as provided in this Section 2.3(b), the parties acknowledge and agree that a material consideration for undertaking such Equity Capital Raises is to enable Holdco to be able to pay to the Transferors the remaining Additional Consideration in cash; provided, however, that if the Board of Directors of Holdco determines in good faith that the aggregate net proceeds raised pursuant to the Equity Capital Raises was insufficient for Holdco to pay the remaining Additional Consideration in cash, then Holdco shall pay to the Transferors such maximum amount that the Holdco Board of Directors determines in good faith. In addition, at least two times per year during the Equity Financing Period, in connection with the approval of the filing of the Company’s quarterly report on Form 10-Q for its second fiscal quarter and in connection with the approval of the filing of the Company’s annual report on Form 10-K, the Holdco Board of Directors shall determine, in its sole and absolute discretion, the amount, if any, of Holdco’s working capital available to be used to pay the remaining Additional Consideration in cash to the Transferors in accordance with the immediately following sentence (the “Available Working Capital Amount”), taking into account such factors as it may deem relevant, including without limitation, the cash generated by Holdco’s operating activities during the fiscal quarters completed since its last such determination, the prospects for Holdco’s business, general economic and business conditions, any plans for acquisitions, capital expenditures or other investments in Holdco’s business and any other factors that the Holdco Board of Directors deems, in its sole and absolute discretion, germane to such determination. If the Holdco Board of Directors determines that there is an Available Working Capital Amount, Holdco shall use its reasonable best efforts to promptly obtain any applicable Lender Consent and, if such consent is obtained, promptly shall pay the Available Working Capital Amount in cash to the Transferors, unless otherwise instructed by a Transferor, in accordance with the Consideration Notice. The difference between (a) the aggregate amount paid to the Transferors in satisfaction of the Additional Consideration pursuant to this Section 2.3(b) or otherwise, including out of Holdco’s working capital, and (b) the total initial amount of the Additional Consideration, is referred to in this Agreement as the “Capital Raise Deficit Amount.” In the event of a Capital Raise Deficit Amount at the end of the Equity Financing Period, Holdco shall, in accordance with the Consideration Notice, unless otherwise instructed by a Transferor, issue and deliver to the Transferors shares of Holdco Common Stock valued at the Capital Raise Deficit Amount. For purposes of the preceding sentence, each share of Holdco Common Stock will be valued at the closing market price of the Holdco Common Stock as reported on NASDAQ or such other national securities exchange on which the Holdco Common Stock is listed (or if not so listed, the bid price on the over-the-counter bulletin board) on the date prior to the date on which the remaining Additional Consideration is paid to the Transferors. The shares of Holdco Common Stock issued and delivered to the Transferors pursuant to this Section 2.3, if any, shall not be subject to the Future Ads Lockup Agreements.”

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(d) The following is hereby added to the Exchange Agreement as new Section 2.3(d):

“(d) After (but no later than 10 Business Days after) each date during the Equity Financing Period on which the Agents have received the audited annual financial statements deliverable pursuant to Section 7.01(a)(iii) of the Financing Agreement, Holdco shall make a cash payment of $1,000,000 (or such amount as would not result in a Default or Event of Default, if less, but not more than $1,000,000 in any Fiscal Year or more than $5,000,000 during the term of the Financing Agreement) to the Transferors in respect of any Capital Raise Deficit Amount then existing, provided that (A) no Default or Event of Default has occurred and is continuing at the time such payment is proposed to be made or would result from the making of such payment and (B) the Consolidated Adjusted EBITDA of Holdco and its Subsidiaries for the Fiscal Year with respect to which such annual financial statements have been delivered is not less than $45,000,000. Solely for the purposes of this paragraph, the term “Financing Agreement” shall mean that certain Financing Agreement, dated as of the date hereof, by and among Holdco, each subsidiary of Holdco listed as a “Borrower” on the signature pages thereto, each subsidiary of Holdco listed as a “Guarantor” on the signature pages thereto, the lenders from time to time party thereto, and MGG California LLC, as collateral agent and administrative agent for the lenders. Solely for the purposes of this paragraph, each of the terms “Agents,” “Consolidated Adjusted EBITDA,” “Default,” “Event of Default,” and “Fiscal Year” shall have the meaning set forth for such term in the Financing Agreement.”

2) Payment of Additional Consideration. On or prior to June 13, 2018, Holdco shall pay $5,000,000 of the Additional Consideration, in cash. The Parties hereby acknowledge that, upon making the payment described in the preceding sentence, the remaining balance of the Additional Consideration due from Holdco to the Transferors will be $5,000,000, which shall be paid in accordance with Section 2.3 of the Exchange Agreement.

3) Governing Law. This Amendment shall be governed in all respects in accordance with the provisions of Section 8.9 of the Exchange Agreement.

4) No Other Amendment. Except as amended hereby, the Exchange Agreement shall remain in full force and effect. By executing this Amendment below, each of the Parties certifies that this Amendment has been executed and delivered in compliance with the amendment provisions of the Exchange Agreement.

5) Counterparts. This Amendment may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

6) Facsimile or Portable Document File Signature. This Amendment may be executed by facsimile or portable document file signature and a facsimile or portable document file signature shall constitute an original for all purposes.

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives as of the date hereof.

PROPEL MEDIA, INC.

By:	/s/ Marv Tseu
Name: Marv Tseu
Title: CEO

KITARA MEDIA CORP.

By:	/s/ Marv Tseu
Name: Marv Tseu
Title: CEO

PROPEL MEDIA LLC

By:	/s/ Marv Tseu
Name: Marv Tseu
Title: CEO

LOWENSTEIN ENTERPRISES CORPORATION

By:	/s/ Jared Pobre
Name: Jared Pobre
Title: CEO

FAMILY TRUST OF JARED L. POBRE, U/A DTD 12/31/2004

By:	/s/ Jared Pobre
Name: Jared Pobre
Title: Trustee

Signature Page to Fifth Amendment to Unit Exchange Agreement

NEWPORT HOLDING TRUST

By:	/s/ David McNair
Name: David McNair
Title: Managing Trustee

NEPTUNE CAPITAL TRUST

By:	/s/ Brian Mason
Name: Brian Mason
Title: Managing Trustee

Signature Page to Fifth Amendment to Unit Exchange Agreement